The Providence Service Corporation

64 East Broadway Blvd.

Tucson, AZ 85701

December 28, 2012

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:	The Providence Service Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Fiscal Quarter Ended September 30, 2012
Filed November 9, 2012
Definitive Proxy Statement on Schedule 14A
Filed July 16, 2012
File No. 001-34221

Dear Ms. Jenkins:

This letter represents The Providence Service Corporation’s (“Registrant”, “we”, “our” or similar pronouns) response to your comment letter dated December 18, 2012 (“Comment Letter”) regarding the Form 10-K filed by us on March 15, 2012 (“Form 10-K”), Form 10-Q filed by us on November 9, 2012 (“Form 10-Q”) and Definitive Proxy Statement on Schedule 14A (“Proxy Statement”) filed by us on July 16, 2012.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Capitalized terms not defined herein have the meaning ascribed to them in the Form 10-K, Form 10-Q or Proxy Statement.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Note 1. Basis of Presentation, Description of Business, Significant Accounting Policies and Critical Accounting Estimates, page 74

Staff Comment

1.	Considering the significant amount of accounts receivable you have recorded at December 31, 2011 in relation to total assets and the significant impact changes in your accounts receivable balance have had on operating cash flows, please explain the following.

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You state on page 77 that under certain contracts, billings do not coincide with the amount of revenue recognized. Tell us the nature of these contracts and why they differ from your other contracts and quantify the amount of revenue recognized during each period that relates to unbilled receivables.

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Further you state on page 77 that unbilled amounts are “considered” current when billed which “generally” occurs within one year from the date of service. To the extent you have had amounts billed after one year of service, please explain the reasons, quantify these amounts and tell us why revenue recognition was appropriate; and

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On page 57 you discuss how you may allow managed entities to “defer payment” of their management fees. Please explain the nature of these arrangements including the standard payment terms and deferred or extended payment terms (e.g., 30, 60, 90 days) and how much of your accounts receivable balance and sales related to extended payment terms. Tell us how you determined that these fees, with extended payment terms, are fixed and determinable and revenue recognition is appropriate. Also tell us if you are experiencing collectability problems and how much of the December 31, 2011 accounts receivable balance has been collected to date.

Registrant Response

In certain of our markets where we are contracted to provide home and community based services and/or foster care services, the contracting payers have outsourced their claims processing functions which has resulted in delays in their ability to accept and process our billings. Our unbilled accounts receivable was higher at the inception of the payers’ transition of their claims processing functions to third party organizations. The amount of unbilled accounts receivable has decreased significantly since inception of this transition and at December 31, 2010 and 2011 our unbilled accounts receivable totaled approximately $266,000 and $103,000, respectively. These amounts represented less than one percent of our net accounts receivable at the end of each period. The amount of unbilled revenue recognized for each of the fiscal years 2010 and 2011 was approximately $880,000 and $510,000, respectively, representing less than one percent of our total revenue for each period. The decrease in our unbilled accounts receivable and associated revenue is primarily due to the completion of the transition of our payers’ claims processing functions to third party organizations. On an ongoing basis, we may experience delays in our payers’ ability to timely process our billings in these markets and other markets primarily due to processing new contracts and contract renewals. The nature of our contracts in the above mentioned markets do not materially differ from those in other markets for the same type of services. Due to the relative insignificance of our unbilled accounts receivable and associated revenue for our last fiscal year, we propose to eliminate the above mentioned disclosures from the notes to our consolidated financial statements and management’s discussion and analysis of financial condition and results of operations in future filings.

No amounts of unbilled accounts receivable that have aged to 365 days have subsequently been billed. All unbilled accounts receivable amounts that have aged to 365 days have been fully reserved or written off in accordance with our accounting policies. For the fiscal years 2010 and 2011 we reserved approximately $1,700 and $8,400, respectively, for unbilled accounts receivable amounts outstanding at least 365 days at that time.

Our management fees are fixed and determinable based on the terms of the respective management services agreement with each of the entities we manage. We currently manage 15 not-for-profit entities under management services agreements that provide for a fee based on a percentage of the managed entity’s revenue or a predetermined fee. Typically, payment of our fee for management and administrative services rendered by us to the managed entities is due within 30 days or, in some cases, 60 days of the month of service. While we do not offer formal deferred payment terms we may from time to time agree to allow the not-for-profit entities additional time to pay our management fee based on our understanding of their working capital requirements as managers of their business. The timing of the payment of our management fee is monitored on an ongoing basis. Each month we examine each of our managed entities financial position, results of operations and cash flows with regard to their solvency, outlook and ability to pay us any outstanding management fees. Moreover, our analysis of each managed entities’ ability to pay us the outstanding management fees includes a review of their cash, net accounts receivable and line of credit availability, which represent sources of available funds to pay our management fee. We are not currently experiencing collectability problems. As of the date of this letter, all of the management fees receivable at December 31, 2011 have been collected.

Form 10-Q for the Quarter Ended September 30, 2012

Financial Statements, page 3

New and Pending Accounting Pronouncements, page 8

New Accounting Pronouncements, page 8

Staff Comment

2.	Please provide the information required by FASB ASC 954-310-50-3 and ASC 954-605-50-4 or tell us why you believe this guidance does not apply to you.

Registrant Response

Substantially all of our revenue related to our Social Services operating segment is derived from contracts with state or local government agencies, government intermediaries or the not-for-profit social services organizations we manage. With respect to our NET Services operating segment, we contract primarily with state and local government entities and, to a lesser extent, HMOs and commercial insurers. The type of contracts under which we provide social services and non-emergency transportation management services include fee-for-service, cost based (or fixed cost) and capitated contracts. The nature of these contracts differ from the arrangements described in ASC 954 (specifically ASC 954-310-50-3 and 954-605-50-4), as the clients we serve are eligible for government assistance due to income level, emotional/educational disabilities or court order and do not have the means to pay for our services. The compensation provided for under the contracts with our payers represents the total compensation for our services. Due to the nature of government sponsored programs funded with Medicaid dollars, the payers generally determine the rates that they will pay for the services we offer with minimal room for negotiation. As a provider, we may choose to bid on contracts offered by these payers and, if awarded a contract, accept the compensation provided thereunder. Typically, under our contracts, we are not permitted to seek payment from our clients directly. In addition, our contracts do not provide for contractual allowances and discounts as we do not have established rates for our services that differ from the rates provided for under contract. We record substantially all of our revenue and accounts receivable amounts at their contracted amount at the time the service is provided, less an allowance for doubtful accounts in accordance with our accounting policies. As such, we believe the guidance set forth in ASC 954-310-50-3 and ASC 954-605-50-4 does not apply to us.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 19

Staff Comment

3.	Please confirm that in future filings you will provide the disclosure required by Item 404(a) of Regulation S-K. We direct your attention to note 18 to the financial statements of Form 10-K for the fiscal year ended December 31, 2011, which includes information about management services provided to Maple Star Colorado.

Registrant Response

We confirm that in future filings we will continue to provide the disclosure required by Item 404(a) of Regulation S-K.

We note that Item 404(a) provides, in part, that the registrant describe any transaction, since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. Further, we note that Instruction 6 to Item 404 provides the following:

A person who has a position or relationship with a firm, corporation, or other entity that engages in a transaction with the registrant shall not be deemed to have an indirect material interest within the meaning of paragraph (a) of this Item where:

a.	The interest arises only:

i.	From such person’s position as a director of another corporation or organization that is a party to the transaction; or

ii.	From the direct or indirect ownership by such person and all other persons specified in Instruction 1 to paragraph (a) of this Item, in the aggregate, of less than ten percent equity interest in another person (other than a partnership) which is a party to the transaction; or

iii.	From both such position and ownership; or

b.	The interest arises only from such person’s position as a limited partner in a partnership in which the person and all other persons specified in Instruction 1 to paragraph (a) of this Item, have an interest of less than ten percent, and the person is not a general partner of an does not hold another position in the partnership.

Accordingly, we believe that the transaction with Maple Star Colorado disclosed in note 18 to the financial statements of Form 10-K is not required to be disclosed in the Proxy Statement under Item 404(a) as the executive officers listed in note 18 did not have and will not have a direct or indirect material interest in said transaction.

If you have any questions, please contact the undersigned at (520) 747-6674.

Very truly yours,

/s/ Robert E. Wilson
Robert E. Wilson
Chief Financial Officer

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